[Letterhead of Sutherland Asbill & Brennan LLP]

April 25, 2013

VIA EDGAR

Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation

File No. 333-175624

Dear Ms. Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 23, 2013, regarding Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, marked pages of the Registration Statement are hereby being provided and will be included in a final prospectus filed pursuant to Rule 497.

General

1.	It is the Staff’s view that, in order for the Company to reimburse the Adviser for any expense support payments made pursuant to the Expense Support and Reimbursement Agreement (the “Expense Support Agreement”), the following factors must be satisfied as of the date a reimbursement payment is scheduled to be made:

•

The Company’s expense ratio, after taking into account the reimbursement payment, may not be higher than the Company’s expense ratio at the time the corresponding expense support liability was incurred by SIC Advisors, LLC (the “Adviser”). In other words, the amount of any reimbursement payment is capped so that the Company’s expense ratio, as of the date of the reimbursement, does not exceed the Company’s expense ratio as of the date of the corresponding expense support payment. For these purposes, expense ratio refers to operating expenses of the Company and excludes organizational and offering expenses and management and incentive fees.

•

The annualized distribution rate to shareholders, on a percentage basis, is equal to or greater than the annualized distribution rate to shareholders, on a percentage basis, as of the date the corresponding expense support payment was made.

Ms. Sheila Stout

April 25, 2013

Response: The Company notes the Staff’s view and undertakes to comply with the first bullet point in a manner consistent with the call we had with the Staff on April 25, 2013.

With respect to the second bullet point, the Company understands and agrees with the Staff’s view that shareholder returns should not be adversely affected as a result of the Company making reimbursement payments to the Adviser pursuant to the Expense Support Agreement. The Company, however, believes that using the annualized distribution rate, on a percentage basis, is not the appropriate method of ensuring that shareholders are not adversely affected by a reimbursement payment pursuant to the Expense Support Agreement, since the distribution rate is affected by changes in the public offering price which are influenced by changes in the Company’s net asset value. Instead, the Company believes that it is more meaningful to measure the dollar amount of regular cash distributions per share paid to shareholders at the time the liability was incurred by the Adviser compared to the dollar amount of regular cash distributions made to shareholders when a reimbursement payment by the Company is scheduled. Such comparison would not include special cash distributions made to shareholders.

Alternatively, if the Staff believes that the distribution rate, on a percentage basis, is the appropriate baseline for comparison, the Company believes that it is more meaningful to shareholders to compare the then current distribution rate (when the liability was incurred by the Adviser) against the Company’s total return as of the date a reimbursement payment by the Company is scheduled. Total return is the sum of regular and special distributions made to shareholders and share price appreciation and is disclosed in the “Financial Highlights” which appear in the Company’s financial statements. Measuring against total return would take into account any share appreciation as a result in an increase in net asset value and would also take into account situations where there is an increase to the public offering price as a result of an increase in net asset value but where no corresponding increase in the distribution rate has been made by the board of directors.

2.	On a going forward basis, please revise all prospectuses, periodic reports, press releases and marketing materials that contain an annualized distribution rate to include disclosure indicating that distributions are not necessarily indicative of the Company’s earnings or performance and that a substantial portion of distributions may be paid from sources other than earnings, such as borrowings and the Expense Support Agreement.

Response: On a going-forward basis, the Company will add relevant disclosure to its prospectus, its periodic reports, its press releases and marketing materials where an annualized distribution rate is included. We will include disclosure to this effect in our final prospectus filed pursuant to Rule 497 of the Securities Act of 1933, as amended.

Ms. Sheila Stout

April 25, 2013

3.	In your description of why the Company entered into the Expense Support Agreement, please indicate whether it was to avoid a return of capital on a book or tax basis and include corresponding revisions to the Company’s Prospectus.

Response: The Company seeks to avoid having any portion of its distributions composed of a return of capital on a book basis. We will include disclosure to this effect in our final prospectus filed pursuant to Rule 497 of the Securities Act of 1933, as amended.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Richard T. Allorto, Jr., Chief Financial Officer